04026757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
APR 28 2004
THOMSON
FINANCIAL

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004)*;

B. The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003*;

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003*;

D. The half-year financial report for TABCORP for the half year ended December 31, 2003*;

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003)*;

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'*;

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNiTAB Limited ("UNiTAB") and TAB Limited'*; and

H. The financial half year report for Tab for the period ended December 31, 2003*.

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.**

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* Previously furnished.

** Furnished herewith.

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

---

* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Name: Peter H. Caillard
Title: Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________
Name: Peter H. Caillard
Title: Director/Company Secretary.

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*	
A	Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004);	
B	The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003;*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003;*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003;*	
E	All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003);*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update';*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNITAB") and TAB Limited'; and	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNITAB for the ordinary shares of Tab.*	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit	Description	Page
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.**	

* Previously furnished.

** Furnished herewith.

Exhibit N

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

23 April 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED TAKE OVER OFFER UPDATE

Attached are announcements for release to the market regarding TABCORP's offer for Tab Limited.

Peter Caillard
Company Secretary

TABCORP

23 April 2004

TABCORP and NSW Racing enter into a revised Heads of Agreement

TABCORP Managing Director and Chief Executive Officer, Mr Matthew Slatter, and NSW Racing Chairman, Mr Tony Hartnell, jointly announce that they have amended the Heads of Agreement between TABCORP and NSW Racing entered into by both parties on 23 February 2004. The amended Heads of Agreement is similar in most respects to the original, except for the following key principles:

- The additional product fees payable to NSW Racing will be reduced from $12 million per annum (indexed by CPI from 30 June 2008) to $9 million per annum (indexed by CPI from 30 June 2008). The details of the revised product fees (which are in addition to those currently received by NSW Racing) are summarised below.

Financial year	Net increase in fees to NSW Racing
2004/05	$2.25 million
2005/06	$4.50 million
2006/07	$6.75 million
2007/08	$9.00 million
Subsequent financial years	$9.00 million, indexed by CPI from 30 June 2008

- The approval granted by NSW Racing for the sale of Tab's gaming machine monitoring and jackpots businesses (the "Tab Gaming Businesses"), free of any ongoing interest on the part of NSW Racing, will survive any termination of other elements of the Heads of Agreement or the more detailed agreement that will subsequently follow from it;

- Entry into any such more detailed agreement, while still a pre-condition for NSW Racing to notify the NSW Government that its arrangements with TABCORP are reasonably satisfactory to it, is not a precondition to the sale of the Tab Gaming Businesses; and

- The termination provisions which apply if the NSW Government has announced its preparedness to nominate a person other than TABCORP under section 37A of the Totalizator Agency Board Privatisation Act (1997) ("the Act") without that person having arrangements with NSW Racing will cease to apply, unless a person other than TABCORP makes a higher bid for Tab in which case such termination provisions under the original Heads of Agreement will continue to apply.

The amended Heads of Agreement has been entered into having regard to:

- The NSW Government's announcement of 7 April 2004;

- UNiTAB's decision, announced today, to allow its takeover offer for Tab to close at 7 pm today; and

- An agreement between TABCORP and UNiTAB, also announced today, whereby TABCORP will procure the sale of the Tab Gaming Businesses to UNiTAB if TABCORP's takeover offer for Tab is successful.

Mr Hartnell said, "the amended Heads of Agreement provides an acceptable and more certain outcome for NSW Racing taking into account these developments".

"We are pleased to have reached a new agreement with NSW Racing that will form the basis of a successful and cohesive relationship between TABCORP and NSW Racing going forward," Mr Slatter said.

For further information please contact

At NSW Racing

Greg Purcell
Tel 0407 102 906

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

TABCORP

23 April 2004

TABCORP agrees to sell Tab's gaming business and its Queensland gaming business to UNiTAB and to extend Sky Channel arrangements

Introduction

TABCORP Holdings Limited (**TABCORP**) today announced that it had entered into an agreement with UNiTAB Limited (**UNiTAB**) to sell the gaming machine monitoring business and the gaming machine jackpots business owned by Tab Limited (**Tab**) as well as its Queensland gaming machine monitoring business in the event that TABCORP acquires more than 50% of the shares in Tab.

TABCORP and UNiTAB have also agreed to extend the term of the current agreements between Sky Channel and UNiTAB under which Sky Channel supplies the racing picture to UNiTAB's TAB agencies if TABCORP acquires more than 50% of the shares in Tab. These arrangements will now expire no earlier than 2013.

TABCORP has also agreed to extend the term of the current arrangements with UNiTAB in respect of the provision of fixed odds book management services which TABCORP currently provides to UNiTAB.

UNiTAB has also announced today that it intends to allow its current takeover offer for Tab to close at 7pm today.

TABCORP has also today amended the arrangements with NSW Racing, as separately announced.

Details of the sale of the gaming businesses

TABCORP has agreed to sell Tab's gaming businesses to UNiTAB for $175 million and has agreed to sell TABCORP's Queensland gaming machine monitoring business to UNiTAB for $40 million, subject to TABCORP acquiring at least 50% of Tab's shares and subject to the parties receiving any necessary regulatory and shareholder approvals. Proceeds from the sale will be used to reduce debt.

Under the Heads of Agreement entered into between TABCORP and NSW Racing on 23 February 2004, and an amended Heads of Agreement entered into today, NSW Racing has approved the sale and agreed to forego its existing interest in the future earnings of Tab's gaming business in this context.

The NSW government had previously announced that TABCORP would be required to divest Tab's gaming business in the event that TABCORP acquired Tab.

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said

"I am delighted that we have reached an agreement with UNiTAB in relation to the sale of the gaming machine monitoring and jackpots businesses. The sale will satisfy a requirement of the NSW government and provides certainty of value in relation to the sale of these assets. The sale allows us to focus on completing the acquisition of Tab and commencing the integration of Tab and TABCORP."

Details of the Sky agreements

TABCORP has agreed to extend the term of the current arrangements between Sky Channel and UNiTAB under which Sky Channel supplies the racing picture to UNiTAB's TAB agencies if TABCORP acquires more than 50% of Tab.

Mr Slatter said, "These new arrangements with UNiTAB will reinforce the value of Sky Channel in the event that TABCORP acquires Tab. Our agreement with UNiTAB will secure UNiTAB's TAB agencies as a long term customer of Sky Channel. These arrangements are consistent with TABCORP's strategy of working cooperatively with its key stakeholders (including Sky Channel's customers and the racing industries) to maximise the value of Sky Channel."

Mr Slatter continued, "TABCORP will retain the current level of Sky Channel coverage of races from Queensland, South Australia and the Northern Territory. This is great news for those racing industries and reflects TABCORP's commitment to maintaining and further developing a vibrant Australian racing industry."

Further details will be provided in a supplementary bidder's statement which will be prepared by TABCORP and sent to Tab shareholders.

For further information please contact:

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273